UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 4



                        SYMONS INTERNATIONAL GROUP, INC.


STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP:

( ) Check this box if no longer subject to Section 16.

Form 4 or Form 5 obligations may continue. See Instructions 1 (b).


1.   Name and Address of Reporting
     Symons, Douglas H.
     7436 Glenvista Place
     Fishers, Indiana  46038
     USA

2.   Issuer Name and Ticker or Trading Symbol
     Symons International Group, Inc.
     SIGC

3.   IRS or Social Security Number of Reporting Person (Voluntary)
     ###-##-####

4.   Statement for Month/Year
     11/00

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person (s) to Issuer (Check all applicable)
     (X) Director  (  ) 10% Owner  (X) Officer (give title below)
     ( ) Other (Specify Below)
     Chief Executive Officer

7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person



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


Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of      2.             4.  Securities acquired (A) or   5.  Amount of Securities       6.  Direct     7.  Nature of
    Security      3.                 Disposed of (D)                  Benefically Owned at End of    (D) or         Indirect
                  Transactions                                        Month                          Indirect (I)   Beneficial
                                                                                                                    Ownership
                  Date  Code  V       Amount  A/D   Price

Common            11/15/00    P       500      A        .50                                            D
                  11/20/00            500      A        .50                                            D
                  11/21/00            500      A        .47                                            D
                                                                          35,000

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Derivative    2.   Conversion of Exercise    3.                  5.  Number of      6.  Date Exercisable
Security                   Price of Derivative Security   4.                  Derivative         and Expiration Date
                                                          Transaction         Securities         (Month/Day/Year)
                                                                              Acquired (A) or
                                                                              Disposed (D)



                                                          Date   Code     V   Amount     A/D     Date           Expiration
                                                                                                 Exercisable    Date

7.  Title and Amount     8. Price of Derivative Security   9.  Number of Derivative Securities
    of Underlying                                              Benefically Owned at End of Month
    Securities

    Title and Number
    of Shares








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Douglas H. Symons